SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BRONCO DRILLING COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share,

Granted on or after August 16, 2005 to Certain Eligible Employees

(Title of Class of Securities)

112211107

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

D. Frank Harrison

Chief Executive Officer

Bronco Drilling Company, Inc.

16217 North May Avenue

Edmond, Oklahoma 73013

(405) 242-4444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Seth R. Molay, P.C.

Gemma L. Descoteaux

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201

(214) 969-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$12,247,200	$375.99

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 729,000 shares of Common Stock of Bronco Drilling Company, Inc. having an aggregate value of $12,247,200 as of April 19, 2007 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per million of transaction value.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Filing Party: Not applicable.

Form or Registration No.: Not applicable. Date Filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.	Summary Term Sheet.

The information set forth under the “Summary Term Sheet” section in the Offer to Exchange, dated April 20, 2007, attached hereto as Exhibit (a)(1) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 16217 North May Avenue, Edmond, Oklahoma 73013. The Company’s phone number is (405) 242-4444. The information set forth in Section 10 of the Offer to Exchange (“Information Concerning Bronco”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options granted on or after August 16, 2005 (the “Eligible Options”) to purchase shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”), that are outstanding under the Company’s 2005 Stock Incentive Plan (the “2005 Plan”) and the Company’s 2006 Stock Incentive Plan (the “2006 Plan” and, together with the 2005 Plan, the “Plans”) and held by certain directors, employees and consultants of the Company and its affiliates for restricted stock awards consisting of the right to receive restricted Common Stock (the “Restricted Stock Awards”), upon the terms and subject to the conditions described in the Offer to Exchange, and the related Letter to Eligible Holders attached hereto as Exhibit (a)(2) (together with the Offer of Exchange, as they may be amended or supplemented from time to time, the “Offer”). As of April 20, 2007, the total number of shares of Common Stock underlying the Eligible Options is 729,000, all of which are held by current directors, employees and consultants eligible to participate in the Offer. Certain specified directors and employees (William Snipes, Gary Hill, Spence Hummel and Tim Sanders) are not eligible to participate in the Offer. One Restricted Stock Award will be granted for every two shares of Common Stock underlying the Eligible Options that are accepted for exchange and cancelled. Each Restricted Stock Award granted gives the holder thereof the right to receive one share of restricted Common Stock, subject to certain vesting requirements. Until Restricted Stock Awards have vested, they remain subject to restrictions on transfer and to forfeiture if your employment terminates. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 2 (“Number of Eligible Options; Expiration Date”) and Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Awards”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 8 (“Price Range of Shares Underlying the Eligible Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) The information set forth in Item 2(b) above and in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of Eligible Options; Expiration Date”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Eligible Options for Exchange and Grant of Restricted Stock Awards”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Awards”), Section 13 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”) and Section 16 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

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Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Restricted Stock Awards”) and Section 13 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Restricted Stock Awards”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 10 (“Information Concerning Bronco”), Section 11 (“Financial Information”) and Section 18 (“Additional Information”) is incorporated herein by reference.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Eligible Options”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

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Item 12.	Exhibits.

(a) (1)	Offer to Exchange, dated April 20, 2007.

(2)	Form of Letter to Eligible Holders.

(3)	Form of Optionee Statement.

(4)	Form of Election Form.

(5)	Form of Notice to Withdraw from the Offer.

(6)	Form of Notice to Tendering Holders.

(7)	Form of E-Mail Reminder to Holders.

(8)	Form of E-Mail to Holders Announcing the Offer.

(9)	Form of Section 83(b) Election.

(10)	Bronco Drilling Company, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 8, 2007, and incorporated herein by reference.

(b)	Not applicable.

(d) (1)	Bronco Drilling Company, Inc. 2005 Stock Incentive Plan.

(2)	Amendment No. 1 to Bronco Drilling Company, Inc. 2005 Stock Incentive Plan.

(3)	Bronco Drilling Company, Inc. 2006 Stock Incentive Plan.

(4)	Form of Stock Option Award Agreement under the 2006 Stock Incentive Plan.

(5)	Form of Restricted Stock Award Agreement under the 2006 Stock Incentive Plan.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, correct and complete.

BRONCO DRILLING COMPANY, INC.

/s/ D. Frank Harrison
D. Frank Harrison
Chief Executive Officer and Director

Date: April 20, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Exchange, dated April 20, 2007.

(a)(2)	Form of Letter to Eligible Holders.

(a)(3)	Form of Optionee Statement

(a)(4)	Form of Election Form.

(a)(5)	Form of Notice to Withdraw from the Offer.

(a)(6)	Form of Notice to Tendering Holders.

(a)(7)	Form of E-Mail Reminder to Holders.

(a)(8)	Form of E-Mail to Holders Announcing the Offer.

(a)(9)	Form of Section 83(b) Election

(a)(10)	Bronco Drilling Company, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on March 8, 2007, and incorporated herein by reference.

(d)(1)	Bronco Drilling Company, Inc. 2005 Stock Incentive Plan, filed with the Securities and Exchange Commission on August 2, 2005 as Exhibit 10.6 to Amendment No. 2 to Registration Statement on Form S-1/A and incorporated herein by reference.

(d)(2)	Amendment No. 1 to Bronco Drilling Company, Inc. 2005 Stock Incentive Plan, filed with the Securities and Exchange Commission on November 17, 2005 as Exhibit 10.1 to Form 8-K and incorporated herein by reference.

(d)(3)	Bronco Drilling Company, Inc. 2006 Stock Incentive Plan.

(d)(4)	Form of Stock Option Award Agreement under the 2006 Stock Incentive Plan.

(d)(5)	Form of Restricted Stock Award Agreement under the 2006 Stock Incentive Plan.